UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ________ to _________

Commission File Number 0-49992

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

AMERITRADE HOLDING CORPORATION ASSOCIATES 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

AMERITRADE HOLDING CORPORATION
4211 SOUTH 102nd STREET
OMAHA, NE 68127-1031

Explanatory Note

This Form 11-K/A amends and restates the Annual Report on Form 11-K filed June 22, 2004, to revise the report of the independent registered public accounting firm to only make reference to their audits having been conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). There were no other changes to the previously filed financial statements of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan as of and for the years ended December 31, 2003 and 2002.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

Pages
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-6
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003
Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets Held for Investment Purposes at End of Year	7
Consent of Independent Registered Pub. Acct. Firm

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Omaha, Nebraska

June 17, 2004

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
CASH	$35,474	$83,500
EMPLOYER CONTRIBUTION RECEIVABLE	4,733,683	1,933,362
INVESTMENTS, at fair value (Notes 3 and 4)	93,085,666	44,274,727

NET ASSETS AVAILABLE FOR BENEFITS	$97,854,823	$46,291,589

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO (SUBTRACTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment gain (loss) (Note 3):
Net appreciation (depreciation) in fair value of investments (Note 3)	$48,342,190	$(4,139,221)
Mutual fund dividends and gain distributions	215,388	252,511
Interest income	22,485	48,825

Net investment gain (loss)	48,580,063	(3,837,885)
Contributions:
Employer contributions	4,733,683	1,933,362
Participant contributions	5,306,032	5,169,377

Total additions	58,619,778	3,264,854
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to plan participants	6,842,983	7,940,935
Administrative fees (Notes 2 and 4)	213,561	221,807

Total deductions	7,056,544	8,162,742

NET INCREASE (DECREASE)	51,563,234	(4,897,888)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	46,291,589	51,189,477

End of year	$97,854,823	$46,291,589

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

The following description of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution profit sharing and 401(k) plan covering employees of Ameritrade Holding Corporation and its participating affiliated companies (collectively, “the Company”) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions – Effective January 1, 2004, participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code. From April 1, 2002 through December 31, 2003, participants’ salary deferrals were limited to 50% of their compensation. Prior to April 1, 2002, participants’ salary deferrals were limited to 15% of their compensation. Participants direct the investment of all contributions into various options offered by the Plan. In addition, participants may transfer fund balances between the various fund options, including Company Common Stock and self-directed brokerage accounts. The Company makes contributions to the Plan at its discretion.

Participant Accounts – Each participant account is credited with the participant contributions, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings (or losses), and charged with an allocation of administrative fees, provided however, that effective December 1, 2002, forfeitures are first used to pay administrative fees and any excess fees are then charged to participant accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Prior to January 1, 2004, Company contributions and earnings (losses) thereon vested 20% after the second year of continuous service and vested an additional 20% each year, with 100% vesting occurring for all participants after six years of service. Effective January 1, 2004, Company contributions and earnings (losses) thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants immediately vest in their contributions plus actual earnings (losses) thereon.

Participant Loans – Participants may borrow from their fund accounts the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed 5 years.

Payment of Benefits – On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.

Forfeited Accounts – Forfeitures are first used to pay the Plan’s administrative expenses and then used to reduce the Company’s discretionary contributions. In addition to the discretionary contributions, forfeitures of $295,612 and $1,569,909 were allocated to participant accounts for the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002, unallocated forfeitures of $272,158 and $1,582,759, respectively, were included in investments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation – Investments are valued as follows:

•	Ameritrade Holding Corporation Common Stock – The Common Stock is stated at fair value as determined by quoted market prices.

•	Mutual Funds – Mutual funds are stated at fair value as determined by quoted net asset value.

•	Participant Loans – Loans to participants are carried at the principal amount outstanding, which approximates fair value.

Income Recognition – Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net appreciation (depreciation) in fair value of investments is determined using the beginning of the year fair value or purchase price if acquired during the year.

Administrative Costs – The Company pays certain administrative costs for the Plan. Only costs paid by the Plan are reflected in the Plan’s financial statements.

Payment of Benefits – Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2003	2002
Investments at fair value as determined by quoted market price:
Ameritrade Holding Corporation Common Stock	$70,982,153	$27,683,145
American Independence Money Market Fund	*	3,404,275
Federated Max Cap Institutional Fund	*	2,678,577
Franklin Small-Mid Cap Growth Fund	*	3,490,023

*	Investments represented less than 5% of Plan net assets as of December 31, 2003.

During 2003 and 2002, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value, as follows:

	Years Ended December 31,
	2003	2002
Net Change in Fair Value:
Investments at fair value as determined by quoted market price:
Ameritrade Holding Corporation Common Stock	$44,847,823	$(1,402,138)
Mutual funds	3,494,367	(2,737,083)

Net appreciation (depreciation) in fair value of investments	$48,342,190	$(4,139,221)

4.	PARTIES-IN-INTEREST

The Plan holds shares of Ameritrade Holding Corporation Common Stock. Ameritrade Holding Corporation is the Plan sponsor. Ameritrade, Inc., a wholly owned subsidiary of Ameritrade Holding Corporation, acts as the broker for the Plan’s self-directed brokerage accounts. Administrative and recordkeeping fees of $207,460 and $209,526 were paid to Intrust Bank, N.A. in 2003 and 2002, respectively. Intrust Bank, N.A. is the discretionary trustee as defined by the Plan. These transactions qualify as party-in-interest transactions.

5.	TAX STATUS

The Plan obtained a favorable tax determination letter dated April 3, 2003, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401 (k) PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2003

Column B	Column C	Column E
	Description of Investment
	Including Collateral,
Identity of Issue, Borrower,	Rate of Interest, Maturity	Current
Lessor or Similar Party	Date, Par or Maturity Value	Value
Ameritrade Holding Corporation*	Common Stock, 5,030,984 shares	$70,982,153
Ameritrade, Inc.*	Self-directed brokerage accounts (comprised of various self-directed investments)	1,869,148
American Century Investments	American Century Equity Income Fund, 17,600 shares	137,104
American Century Investments	American Century Ultra Fund, 6,551 shares	176,101
American Independence Funds	American Independence Money Market Fund , 2,435,163 shares	2,435,163
Federated Investors, Inc.	Federated Max Cap Institutional Fund, 161,322 shares	3,631,350
Federated Investors, Inc.	Federated Stock Trust Fund, 71,207 shares	2,440,249
Federated Investors, Inc.	Federated Ultrashort Bond Fund, 25,208 shares	47,644
Franklin Resources, Inc.	Franklin Small-Mid Cap Growth Fund, 160,353 shares	4,845,856
Lazard Asset Management Securities LLC	Lazard International Equity Fund, 77,517 shares	881,373
American Independence Funds	Nestegg Capital Preservation Fund, 5,244 shares	54,277
American Independence Funds	Nestegg 2010 Fund, 25,554 shares	257,074
American Independence Funds	Nestegg 2020 Fund, 45,472 shares	439,259
American Independence Funds	Nestegg 2030 Fund, 73,441 shares	702,093
American Independence Funds	Nestegg 2040 Fund, 77,658 shares	729,205
Pacific Investment Management Co.	PIMCO Total Return Fund, 153,757 shares	1,646,737
Royce & Associates, LLC	Royce Low Priced Stock Fund, 52,244 shares	730,364
Franklin Resources, Inc.	Templeton Institutional Emerging Markets Fund, 49,821 shares	606,320
The Vanguard Group, Inc.	Vanguard Explorer Fund Admiral, 3,317 shares	202,321
Loans to Participants*	Maturing from January 2004 to September 2006, interest range: 5.25% to 10.5%	271,875

		$93,085,666

*	Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan Employee Benefit Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

Date: July 2, 2004	By:	/s/ John R. MacDonald
John R. MacDonald
Ameritrade Holding Corporation Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm